UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report:  August 16, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

TEEKAY TANKERS LTD.
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER RESULTS
Highlights
•	Declared a cash dividend of $0.21 per share for the quarter ended June 30, 2011, compared to $0.25 per share in the previous quarter.
•
Reported second quarter adjusted net income(1) of $4.3 million, or $0.07 per share (excluding unrealized losses on interest rate swaps which decreased GAAP net income by $2.9 million, or $0.05 per share).

•	60 percent fixed-rate coverage for the second half of 2011.
•	Entered into accretive charter-in/charter-out arrangements on four ships, locking-in positive cash flow of $6,000 per day.
Hamilton, Bermuda, August 11, 2011 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its second quarter results for 2011. During the quarter, the Company generated $14.9 million in Cash Available for Distribution(2). Yesterday, Teekay Tankers declared a dividend of $0.21 per share(3) for the second quarter of 2011, which will be paid on August 26, 2011 to all shareholders of record on August 19, 2011.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 15 consecutive quarters, which now totals $6.605 per share on a cumulative basis (including the $0.21 per share dividend to be paid on August 26, 2011).
Summary of Accretive Charter Transactions
During the second and third quarter of 2011, Teekay Tankers completed the following transactions which, when combined, are accretive to Teekay Tankers’ dividend:
Time-charter Out of Existing Owned Aframaxes
•	As previously announced, the Everest Spirit was time-chartered out for a period of 12 months at a fixed time-charter rate of $17,200 per day, which commenced on June 29, 2011.
•	The Kanata Spirit was time-chartered out for a period of 12 months at a fixed time-charter rate of $17,250 per day, which commenced on July 15, 2011.
Time-charter In of Aframaxes from Third Parties
•	The Stavanger Bell was chartered-in for a period of 6 months (with options to extend up to an additional 18 months(4)) at a charter-in rate of $14,000 per day, which commenced on July 25, 2011.
•
The Sanko Brave will be chartered-in for a period of four months (with options to extend up to an additional 16 months(5)) at a charter-in rate of $14,000 per day, which is expected to commence on August 14, 2011.

(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Cash Available for Distribution represents net income (loss) excluding depreciation and amortization, unrealized (gains) losses from derivatives, any non-cash items or write-offs of other non-recurring items, and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation (Teekay), referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(3)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.
(4)	Comprised of 3 x 6 months options at escalating rates.
(5)	Comprised of 1 x 4 month option and 2 x 6 months options at escalating rates.
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On a combined basis, Teekay Tankers estimates that the above transactions lock-in a profit to Teekay Tankers during the firm in-charter periods of approximately $6,000 per day and provide further potential upside through the extension options.
“In the current weak tanker market, the ability to tactically manage our fleet is an important differentiator for Teekay Tankers,” commented Bruce Chan, Teekay Tankers’ Chief Executive Officer. “We believe that the recent time-charter in of two Aframaxes and concurrent time-charter out of two owned Aframaxes at rates approximately $3,000 per day higher than the charter-in rates is a good example of our ability to leverage the chartering relationships of our sponsor, Teekay Corporation. This new combination of in- and out-charters essentially provides a fixed profit for the initial firm period of the charter-ins and the extension options on these contracts provide us with further upside potential. If the market remains weak at the end of the six- and four- month firm periods, we can release the time-chartered in vessels back to their owners and reduce our spot market exposure. If the market strengthens, we can exercise our extension options and retain exposure to future upside.”
Mr. Chan added, “Teekay Tankers continues to benefit from its fixed-rate contract coverage of approximately 60 percent through the second half of 2011 and 55 percent through the next 12 months. In addition, we continue to evaluate opportunities to increase our owned fleet with funds raised in our February equity offering.”
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Estimated Third Quarter 2011 Dividend
The table below presents the estimated cash dividend per share for the quarter ending September 30, 2011 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the third quarter of 2011 may not necessarily equal industry averages:

Q3 2011 Dividend
Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share*	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.14	0.16	0.18	0.21	0.23	0.27	0.30
$15,000	0.16	0.18	0.21	0.23	0.26	0.29	0.32
$20,000	0.19	0.21	0.23	0.25	0.28	0.32	0.35
$25,000	0.21	0.23	0.25	0.28	0.30	0.34	0.37
$30,000	0.23	0.25	0.28	0.30	0.33	0.36	0.40
$35,000	0.26	0.28	0.30	0.33	0.35	0.39	0.42

*
Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $2.0 million reserve for estimated drydocking costs and other vessel capital expenditures. Based on the estimated weighted average number of shares outstanding for the third quarter of 61.9 million shares.

Tanker Market
Crude tanker freight rates weakened during the second quarter and into the third quarter of 2011 due to a combination of tanker supply growth, geopolitical factors, and seasonal factors. The tanker market continues to be affected by an oversupply of vessels relative to demand, which is dragging down tanker rates. In addition, the loss of Libyan crude oil production due to political unrest had a negative impact on Aframax rates in the Mediterranean, while North Sea production was impacted by a series of unplanned oilfield shutdowns. Tanker rates were further affected by seasonal refinery maintenance programs and the onset of summer oilfield maintenance in the North Sea.
The world tanker fleet grew by a net 13.8 million deadweight tonnes (mdwt), or 3.1 percent, in the first half of 2011 compared to a net increase of 10.6 mdwt, or 2.5 percent, in the same period last year. A combination of weak spot tanker freight rates and relatively high demolition prices have led to 7.3 mdwt of tanker removals through the first half of 2011, which has helped dampen tanker fleet growth. With increasing customer discrimination toward older double hull tankers on the rise, we expect this level of scrapping to persist through the second half of the year. In addition, new tanker ordering has remained virtually non-existent, with only 3.5 mdwt ordered since the start of the year. If this level of ordering continues for the rest of the year, it will be the lowest annual level of new tanker orders since 1985.
The International Energy Agency (IEA) is forecasting global oil demand of 89.5 million barrels per day (mb/d) in 2011, an increase of 1.2 mb/d from 2010 levels. The IEA also recently released its outlook for 2012 in which it calls for global oil demand growth of 1.5 mb/d, which is primarily driven by expected continued demand growth in China.
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Financial Summary
The Company reported adjusted net income(1) (as detailed in Appendix A to this release) of $4.3 million, or $0.07 per share, for the quarter ended June 30, 2011, compared to adjusted net income of $7.6 million, or $0.18 per share, for the quarter ended June 30, 2010. The reduction in adjusted net income is primarily the result of lower average realized tanker rates for our spot fleet during the second quarter of 2011, compared to the same period in the prior year, which was partially offset by increased revenues of $2.9 million from the Company’s investment in two term loans. Adjusted net income excludes a number of specific items which had the net effect of decreasing net income by $2.9 million, or $0.05 per share, for the quarter ended June 30, 2011, compared to the net effect of decreasing net income by $5.3 million, or $0.13 per share, for the quarter ended June 30, 2010, as detailed in Appendix A. Including these items, the Company reported net income attributable to shareholders of $1.4 million, or $0.02 per share, for the quarter ended June 30, 2011, compared to net income attributable to shareholders of $2.2 million, or $0.05 per share for the quarter ended June 30, 2010. Net revenues(2) were $30.9 million for the second quarter of 2011, compared to $35.8 million for the same period last year.
Adjusted net income(1) for the six months ended June 30, 2011 was $9.9 million, or $0.17 per share, compared to adjusted net income of $14.0 million, or $0.38 per share, for the same period last year. The reduction in the adjusted net income is primarily the result of lower average realized spot tanker rates in the first half of 2011, compared to the same period in the prior year, which was partially offset by increased revenues of $5.6 million from the Company’s investment in two term loans, and a decrease in operating expenses related to repairs and maintenance. Adjusted net income excludes a number of specific items which had the net effect of decreasing net income by $1.4 million, or $0.03 per share, for the six months ended June 30, 2011, compared to the net effect of decreasing net income by $6.7 million, or $0.18 per share, for the six months ended June 30, 2010, as detailed in Appendix A. Including these items, the Company reported net income attributable to shareholders of $8.5 million, or $0.14 per share, for the six months ended June 30, 2011, compared to net income attributable to shareholders of $7.3 million, or $0.20 per share, for the six months ended June 30, 2010. Net revenues(2) were $62.0 million for the six months ended June 30, 2011, compared to $74.1 million for the same period last year.
For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments on the statements of income. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses on the statements of income.
The Company’s financial statements for the prior periods include historical results of vessels acquired by the Company from Teekay, referred to herein as the Dropdown Predecessor, for the periods when these vessels were owned and operated by Teekay.

(1)
Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)
Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results
The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and offhire bunker expenses:

	Three Months Ended
	June 30, 2011	March 31, 2011
Time-Charter Fleet
Aframax revenue days	450	508
Aframax TCE per revenue day (i)	$23,557	$22,639
Suezmax revenue days	273	270
Suezmax TCE per revenue day(i)	$27,222	$26,836

Spot Fleet
Aframax revenue days	361	301
Aframax TCE per revenue day	$16,411	$17,182
Suezmax revenue days	273	269
Suezmax TCE per revenue day	$17,544	$18,870

Total Fleet
Aframax revenue days	811	809
Aframax TCE per revenue day(i)	$20,378	$20,607
Suezmax revenue days	546	539
Suezmax TCE per revenue day(i)	$22,386	$22,857

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.
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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of August 1, 2011:

	Owned	Chartered-in
	Vessels	Vessels (1)	Newbuildings	Total
Fixed-rate:
Aframax Tankers	7	—	—	7
Suezmax Tankers	3	—	—	3
VLCC Tankers	—	—	1	1

Total Fixed-Rate Fleet	10	—	1	11

Spot-rate:
Aframax Tankers	2	2	—	4
Suezmax Tankers	3	—	—	3

Total Spot Fleet	5	2	—	7

Total Teekay Tankers Fleet	15	2	1	18

(1)	Includes one in-charter contract commencing August 14, 2011
The fleet list above includes a VLCC newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013, at which time it will commence a time-charter out to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.
Including the income earned by the Company from the loans it made in July 2010 secured by first-priority ship mortgages on two VLCC newbuildings, which are equivalent in amount to two vessels trading on fixed-rate bareboat charters, and assuming options on the time-chartered in vessels are not exercised, the Company currently has fixed-rate coverage of approximately 60 percent for the second half of fiscal 2011, and 36 percent for fiscal 2012.
Liquidity
As of June 30, 2011, the Company had total liquidity of $294.1 million (which consisted of $16.6 million of cash and $277.5 million in an undrawn revolving credit facility), compared to total liquidity of $297.5 million as at March 31, 2011.
Conference Call
The Company plans to host a conference call on August 11, 2011 at 1:00 p.m. (ET) to discuss its results for the second quarter. An accompanying investor presentation will be available on Teekay Tankers’ Web site at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 9432244.
•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, August 19, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 9432244.
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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers owns a fleet of nine double-hull Aframax tankers and six double-hull Suezmax tankers, and in-charters an additional two Aframax tankers, all of which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. In addition, Teekay Tankers owns a VLCC newbuilding, through a 50 percent joint venture which is scheduled to deliver in April 2013. Teekay Tankers intends to distribute on a quarterly basis all of its Cash Available for Distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (1)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Six Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Time charter revenues	18,423	19,125	20,885	37,548	43,577
Net pool revenues from affiliates	10,154	9,862	15,686	20,016	32,078
Interest income from investment in term loans	2,850	2,757	—	5,607	—

REVENUES	31,427	31,744	36,571	63,171	75,655

OPERATING EXPENSES
Voyage expenses	549	610	786	1,159	1,585
Vessel operating expenses	10,852	9,602	10,551	20,454	22,454
Depreciation and amortization	10,793	10,784	11,333	21,577	22,967
General and administrative	2,131	2,669	2,626	4,800	5,552
Gain on sale of vessels	—	—	(37)	—	(37)

	24,325	23,665	25,259	47,990	52,521

Income from operations	7,102	8,079	11,312	15,181	23,134

OTHER ITEMS
Interest expense	(1,041)	(1,175)	(1,923)	(2,216)	(3,869)
Interest income	11	29	23	40	36
Realized and unrealized (loss) gain on derivative instruments (2)	(4,387)	453	(6,705)	(3,934)	(9,363)
Other expenses	(243)	(295)	(132)	(538)	(730)

	(5,660)	(988)	(8,737)	(6,648)	(13,926)

Net income	1,442	7,091	2,575	8,533	9,208

Earnings per share (3)
- Basic and diluted	0.02	0.12	0.05	0.14	0.20
Weighted-average number of Class A common shares outstanding
- Basic and diluted	49,376,744	44,890,411	29,765,088	47,145,971	24,660,901
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	61,876,744	57,390,411	42,265,088	59,645,971	37,160,901

(1)
Results for three Suezmax tankers the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and for two Aframax tankers, the Esther Spirit and Helga Spirit, for the periods prior to their acquisition by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Dropdown Predecessor amounts included in the financial results are summarized for the respective periods in Appendix A in this release.

(2)
Includes realized losses relating to interest rate swaps of $1.5 million, $1.5 million and $1.3 million for the three months ended June 30, 2011, March 31, 2011 and June 30, 2010, respectively, and $3.0 million and $2.7 million for the six months ended June 30, 2011, and June 30, 2010, respectively.

(3)
Earnings per share is determined by dividing (a) net income of the Company after removing the amount attributable to the Dropdown Predecessor, by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Cash	16,566	20,268	12,450
Pool receivable from related parties	2,612	6,212	8,606
Interest receivable	1,783	1,696	1,811
Other current assets	3,633	3,707	2,813
Due from affiliates	14,604	14,056	12,357
Vessels and equipment	737,096	746,980	757,437
Investment in term loans	116,418	116,184	116,014
Loan to joint venture	9,830	9,830	9,830
Other non-current assets	1,785	1,836	1,889
Goodwill	13,310	13,310	13,310

Total assets	917,637	934,079	936,517

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	10,557	10,030	10,073
Current portion of long-term debt	1,800	1,800	1,800
Current portion of derivative instruments	4,586	4,530	4,509
Other current liabilities	3,093	3,680	2,305
Due to affiliates	1,967	6,571	5,841
Long-term debt	348,000	348,778	452,228
Other long-term liabilities	18,342	15,286	17,072
Stockholders’ equity	529,292	543,404	442,689

Total liabilities and equity	917,637	934,079	936,517

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2011	June 30, 2010 (1)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	31,510	28,144

FINANCING ACTIVITIES
Proceeds of long-term debt	15,000	22,000
Repayments of long-term debt	(900)	(1,800)
Prepayments of long-term debt	(118,328)	—
Proceeds from long-term debt of Dropdown Predecessor	—	38,203
Prepayments of long-term debt of Dropdown Predecessor	—	(227,875)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC and Kaveri Spirit LLC from Teekay Corporation	—	(136,772)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	—	80,819
Net advances from affiliates	—	102,511
Proceeds from issuance of Class A common stock	112,054	107,549
Share issuance and other financing costs	(4,902)	(4,629)
Cash dividends paid	(29,082)	(24,375)

Net financing cash flow	(26,158)	(44,369)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	17,546
Expenditures for vessels and equipment	(1,236)	(3,100)

Net investing cash flow	(1,236)	14,446

Increase (decrease) in cash and cash equivalents	4,116	(1,779)
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	16,566	8,653

(1)
In accordance with GAAP, the statement of cash flows include the cash flows relating to the Dropdown Predecessor for the Yamuna Spirit and Kaveri Spirit, for the period from August 1, 2007 to April 14, 2010, and the Helga Spirit for the period from January 6, 2005 to May 11, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company. In addition, the statement of cash flows includes the cash flows relating to the Dropdown Predecessor for the Esther Spirit for the period from July 7, 2004 to November 8, 2010, and the Iskmati Spirit for the period from August 1, 2007 to November 8, 2010, respectively, when the vessels were under the common control of Teekay Corporation but prior to their acquisition by the Company.

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TEEKAY TANKERS LTD.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share amounts)
Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2011		June 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net income — GAAP basis	1,442		2,575
Subtract:
Net income attributable to the Dropdown Predecessor	—		(335)

Net income attributable to shareholders of Teekay Tankers	1,442	$0.02	2,240	$0.05

Add (subtract) specific items affecting net income:
Unrealized loss on interest rate swaps (1)	2,857	$0.05	5,375	$0.13
Gain on the sale of vessels, net	—	—	(37)	—

Total adjustments	2,857	$0.05	5,338	$0.13

Adjusted net income	4,299	$0.07	7,578	$0.18

	Six Months Ended
	June 30, 2011		June 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share	$	Share
Net income — GAAP basis	8,533		9,208
Add:
Net income attributable to the Dropdown Predecessor	—		(1,888)

Net income attributable to shareholders of Teekay Tankers	8,533	$0.14	7,320	$0.20

Add (subtract) specific items affecting net income:
Unrealized loss on interest rate swaps (1)	895	$0.02	6,708	$0.18
Other (2)	478	$0.01	—	—
Gain on the sale of vessels, net	—	—	(37)	—

Total adjustments	1,373	$0.03	6,671	$0.18

Adjusted net income	9,906	$0.17	13,991	$0.38

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(2)
Amount for the six months ended June 30, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.
APPENDIX B — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars, except per share data)
Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income (loss) attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
June 30, 2011
(unaudited)

Net income	1,442
Add:
Depreciation and amortization	10,793
Unrealized loss on interest rate swaps	2,857
Amortization of debt issuance costs and other	52

Less:
Non-cash accrual of repayment premium on term loans	(282)

Cash Available for Distribution before Reserves	14,862
Less:
Reserve for scheduled drydockings and other capital expenditures	(1,200)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	13,212

Weighted average number of common shares outstanding for the quarter ended June 30, 2011	61,876,744

Cash dividend per share (rounded)	$0.21

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s financial position and ability to acquire additional assets; net cash flow generated by recent charter-in and charter-out arrangements; estimated dividends per share for the quarter ending September 30, 2011 based on various spot tanker rates earned by the Company; the Company’s mix of spot market and time-charter trading for the second half of fiscal 2011 and fiscal 2012; anticipated drydocking and vessel upgrade costs; the Company’s ability to generate surplus cash flow and pay dividends; and potential vessel acquisitions, including the acquisition of vessels from Teekay Corporation or third parties, and their affect on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any drydocking expenses and associated offhire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: August 16, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)